EXHIBIT 12

PG&E GAS TRANSMISSION, NORTHWEST CORPORATION

SEC FILING—FORM 10-Q—Second Quarter 2003

EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

($ in millions)

	For the Six Months Ended
	2003	2002
Ratio of Earnings to Fixed Charges

Earnings:
Net income	$29.3	$34.5
Adjustments:
Income taxes	19.0	18.6
Fixed charges (as below)	20.2	18.7

Total adjusted earnings	$68.5	$71.8

Fixed charges:
Net interest expense	$19.8	$17.0
Adjustments:
Interest component of rents	0.2	0.2
AFUDC debt	0.2	1.5

Total fixed charges	$20.2	$18.7

Ratio of earnings to fixed charges	3.4	3.8